

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

> **Re: Fangdd Network Group Ltd.**
> **Form 20-F for the year ended December 31, 2020**
> **Filed on March 31, 2021**
> **File no. 001-39109**

Dear Mr. Duan:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction